1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com
FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
March 13, 2024	www.integraresources.com

INTEGRA CLOSES UPSIZED BOUGHT DEAL OFFERING WITH FULL EXERCISE OF OVER-ALLOTMENT
OPTION FOR GROSS PROCEEDS OF APPROXIMATELY C$15 MILLION

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce the completion of its previously announced bought deal public offering, pursuant to which the Company issued a total of 16,611,750 units (the "Units"), including the full exercise of the over-allotment option by the Underwriters (as defined below), at a price of C$0.90 per Unit (the "Offering Price") for aggregate gross proceeds of C$14,950,575 (the "Offering").

Each Unit consists of one common share of the Company (a "Common Share") and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$1.20 for a period of 36 months from the closing of the Offering.

The Offering includes an investment made into Integra from a new strategic corporate entity as well as support from current shareholders Beedie Investments Ltd. and Wheaton Precious Metals Corp.

The Offering was completed pursuant to an underwriting agreement dated March 7, 2024 entered into among the Company and a syndicate of underwriters led by Cormark Securities Inc., and including BMO Nesbitt Burns Inc., Desjardins Securities Inc., Eight Capital, PI Financial Corp., Raymond James Ltd. and Stifel Nicolaus Canada Inc. (collectively, the "Underwriters").  The Company paid the Underwriters a cash fee of 6% of the aggregate gross proceeds of the Offering, other than in respect of the purchasers on the president's list, for which a cash fee of 3% was paid.

The Company intends to use the net proceeds from the Offering to fund exploration and development expenditures at the DeLamar Project, the Nevada North Project, and for working capital and general corporate purposes.

The Offering was conducted by way of a prospectus supplement dated March 7, 2024 (the "Prospectus Supplement") to the Company's existing base shelf prospectus dated January 16, 2024 (the "Base Shelf Prospectus") in each of the provinces and territories of Canada (other than the province of Quebec). The Prospectus Supplement (together with the Base Shelf Prospectus) is available on SEDAR+ at www.sedarplus.ca.

The Offering remains subject to the final approval of the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been registered under United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States, or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the U.S. Securities Act), absent such registration or an applicable exemption from such registration requirements.

Company Webinar

The Company is pleased to host a corporate update webinar on Thursday, March 14, 2024 at 11:00am PST/2:00pm EST. The webinar will feature a presentation from Integra's President, CEO and Director, Jason Kosec, as well as a live Q&A session. A recording of the webinar will be available on Integra's corporate website. To register for the webinar, please use the following link:

https://us02web.zoom.us/webinar/register/WN_SY-uNxuWR12DXx-9Y8kpSA

About Integra

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its two flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project, comprised of the Wildcat and Mountain View deposits, located in northwestern Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning plans related to Integra's business and other matters that may occur in the future, made as of the date of this news release including, but not limited to, the Offering; the use of proceeds thereof. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to legislative and/or regulatory changes; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; Native American rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Integra has applied several material assumptions, including, but not limited to, the assumptions; that Integra will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Integra expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.